Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Commonwealth Telephone Enterprises, Inc.
Commission File No.: 0-11053

Business announcement from the Chairman and CEO

September 18, 2006

Hi everyone,

I am writing to let you know that today Citizens Communications has reached an agreement to acquire Commonwealth for $1.16 billion. This is a great incremental acquisition for us, which will provide us with a logical extension of our existing presence in Pennsylvania.

Commonwealth is the eleventh largest local exchange carrier in the U.S. and a leading provider of telecommunications services to rural markets in Pennsylvania. All of its operations are in Pennsylvania, so it’s a great fit for the business we already have in the state. We will be gaining 454,000 rural access lines and 37,000 high-speed customers. Combined, we will have operations in 23 states, approximately 6,600 employees, and 2,617,000 access lines.

Mike Mahoney, the CEO of Commonwealth, and the entire management team there have run a fantastic company, and we are thrilled to be able to partner with them. The rich history of Commonwealth and pride in its operations by its employees is very special. We look forward to building on that rich history and serving their communities.

At this stage, we are announcing our agreement to acquire Commonwealth, but the transaction will take some time before it is complete. The deal will need to be approved by Commonwealth’s shareholders, as well as the regulators that oversee Commonwealth’s business. We will keep you updated as we approach the closing date.

After the close, we intend to roll out our existing suite of products and successful business model at Commonwealth. I believe that by improving in the mix and quality of services currently offered to Commonwealth’s customers, and building on Commonwealth’s strong reputation for customer service delivery, we can improve the company’s competitive position and increase our own revenues and profitability.

We will also be initiating an aggressive outreach campaign to Commonwealth’s current customers. We want to introduce our bundled services, sell an increased range of communications services and increase the number of high-speed Internet subscribers. We will also increase the focus on sales and marketing to reach new customers in Pennsylvania.

Financially this acquisition makes sense for us as well. We intend to finance the cash portion of the transaction with a combination of cash on hand and debt. Citizens has obtained a commitment for the financing necessary to complete the acquisition from Citigroup. It is a wise use of our resources. Our offer is structured as 75% cash and 25% stock. The transaction will maintain both our balance sheet strength and our commitment to our current $1.00 per share dividend and a payout ratio less than 70%.

We also intend to maximize operational efficiencies between the two companies, by leveraging common systems, such as billing, and converting Commonwealth systems to our other standard operating systems where beneficial. We also expect to achieve synergies from the elimination of Commonwealth’s corporate overhead.

As you know, there is a tremendous amount of consolidation going on in our industry. While making acquisitions has not been our primary strategy for growing the business since purchasing Frontier in 2001, we intend to take advantage of opportunities when, like Commonwealth, they fit our strategic acquisition criteria.

Our focus will now be on integrating Commonwealth into our company, and I am pleased that we have experienced and talented senior managers to tap for integration and leadership. Jake Casey, Corporate EVP, who has led integration teams for us in the past, will lead this integration process. I am also delighted to announce that the combined business will be run on a day-to-day basis by Ken Arndt, currently Vice President, Sales and Marketing for the East Region, who will become Vice President and State General Manager for Pennsylvania upon completion of the transaction. Commonwealth will be part of the Central Region and Ken Arndt will report to John Lass, Senior Vice President and General Manager of the Central Region. Ken formerly worked at Commonwealth and brings a strong knowledge of its markets and its customers to the table. Ken’s replacement in the East Region will be announced in the near future.

Since we just made this announcement today, and the transaction and will not be finalized for several months, these are the details I am able to provide you at this time, but as we move forward, we will keep you apprised of our progress with continued updates.

If you have any questions or concerns, please do not hesitate to ask your supervisor or a member of our human resources team, or you can e-mail your query to frontier@frontiercorp.com. You will also find the press release and Frequently Asked Questions on The Link.

Thank you for all you do to make our Company a success. It is our collective achievements that have made today’s announcement possible. I would especially like to express my gratitude to the management team for their hard work on this acquisition. Let’s stay focused on providing quality services for our customers - and soon, Commonwealth’s as well.

Regards,
Maggie

Maggie Wilderotter
Chairman and CEO

FORWARD LOOKING STATEMENTS

This material contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe”, “anticipate”, “expect”, and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including, but not limited, to: our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; changes in the number of our revenue generating units; greater than anticipated competition from wireless or wireline carriers; general and local economic and employment conditions; our ability to effectively manage our operations, costs and capital spending; our ability to successfully introduce new product offerings including bundled service packages; our ability to sell enhanced services; changes in accounting policies or practices; changes in regulation in the communications industry; our ability to manage our operating expenses, capital expenditures, pay dividends and reduce or refinance our debt; adverse changes in the ratings of our debt securities; bankruptcies in the telecommunications industry; the effects of technological changes and competition on our capital expenditures and product and service offerings; increased medical, retiree and pension expenses; changes in income tax rates and tax laws; our ability to successfully renegotiate expiring union contracts; and general factors, including changes in economic, business and industry conditions. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Form 10-K and 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer,

 solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company’s 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.